

03 | AR

The Power of Being Cognizant

P.E. 12-31-03
RECD S.E.C.
APR 30 2004
ARLS

COGNIZANT TECHNOLOGY SOLUTIONS CORP



PROCESSED
APR 30 2004
THOMSON FINANCIAL



About Cognizant Technology Solutions

Cognizant Technology Solutions (Nasdaq: CTSH) is a leading provider of custom information technology design, development, integration and maintenance services. Focused on delivering strategic information technology solutions that address the complex business needs of its clients, Cognizant provides application management, development and systems integration through its onsite/offshore outsourcing model.

To our shareholders:



Our achievements in 2003 demonstrate the power of Cognizant to execute its plans and continue to enhance its successful, onsite/offshore business model. Our strength comes from our ability to build and manage large complex projects and to rapidly develop deep relationships with our clients. The Company finished 2003 with over 150 customers, including the addition of 17 strategic clients during the year with the potential to generate at least $5 million to $40 million in annual revenue for Cognizant.



We also continued to deepen our relationships with many of our established clients, and benefit from the continued high demand for application outsourcing and the resurgence of demand for application development. In addition, our investment in global vertical practices continued to pay off, with growth in all of our vertical business segments – most notably financial services and healthcare.

Our progress in 2003 is evident in our record financial results. Revenue grew 61 percent to $368.2 million in 2003 from $229.1 million in 2002. More than 80 percent of our revenue came from established clients that have been with Cognizant for at least one year. Net income (on a split-adjusted basis, including a $.03 per-share expense related to the IMS Health split-off) for 2003 increased 66 percent to $57.4 million, or $.84 per diluted share, from $34.6 million, or $.54 per diluted share, in 2002 (on a split-adjusted basis, including a $.03 per-share expense related to the IMS split-off). Cognizant completed 2003 with no debt, $194 million in cash and a 66 percent year-over-year increase in stockholders' equity.

Recruitment



THE POWER OF BEING COGNIZANT IS THE POWER OF KNOWING.
And at Cognizant, we recognize that this power lies in our people. That's why our company is firmly committed to maintaining its Employer of Choice status in India. For us, attracting, training and retaining the best people provides an important competitive advantage that enables us to ramp up quickly to meet the growing demand for our services.

Cognizant's recruitment strength begins with its long-standing alliances with the top technical universities and business schools in India, where competition for the best students is formidable. As a result of these strong relationships and our Employer of Choice status, students invite Cognizant on campus for the first day of recruitment. This "Day One" advantage enables us to recruit about 70 percent of our global new hires from institutions with the highest-rated technical and MBA programs.

Cognizant's recruitment process is highly competitive. We interview and test an average of 12 applicants for each entry-level position filled. Each new employee immediately enters a nine-week Entry Level Training program at the Cognizant Academy, our in-house learning center. Our training and career-development programs, which are recognized as among the best in the industry, are designed to help associates master the leading-edge technologies and executive communication skills they need to grow professionally. During 2003, Cognizant offered more than 1,400 courses, providing over 750,000 person-hours of training to a total of more than 12,000* people to advance its associates' technical, managerial and cross-cultural skills. Our internal training programs are extensive, and we also provide continuing education and external certification at some of the most prestigious learning institutions in the world, including the Indian Institute of Management and the Indian Institute of Technology.

Our investment in our people is time and money well spent. Training helps us maintain quality throughout our organization and preserve our culture as we grow. It also demonstrates that we care about our people and our clients. And it's working: Cognizant has the most satisfied employees in India's competitive IT services industry, our annual employee survey has found. This helps Cognizant attract the top talent, keep our turnover rate among the lowest in the industry and motivate our employees to deliver the outstanding service that fuels Cognizant's consistently high level of customer satisfaction.

*Many associates participate in multiple courses.



OUR 2003 FINANCIAL RESULTS ARE STRONG, and we're continuing to focus on further differentiating ourselves in ways that generate tangible benefits for our established clients and make us more attractive to prospective clients. We are also focused on maintaining the rapid growth of our company, while preserving our high levels of quality and customer satisfaction – factors that remain a priority to Cognizant.

Our people and the organization-wide practices of our company are integral to these efforts and differentiate us in our industry. Cognizant's current team, as of early 2004, has more than 10,000 employees working together using proven processes and tools to ensure the best results for clients. Our employees are further empowered by our relatively flat, global organizational structure, which increases efficiency, quality and responsiveness, fosters accountability and the sharing of knowledge, and helps us deploy the best talent and resources for each project.

Our corporate culture, dynamic work environment and status as an Employer of Choice for IT and MBA graduates in India also enables us to attract and retain the industry's top people.

During 2003, Cognizant completed a program to construct three state-of-the-art technocomplexes in India, with capacity for nearly 6,000 programmers. To accommodate our rapidly expanding headcount, in the next two years Cognizant plans to build three additional technocomplexes in India, with capacity for 6,500 more programmers. These work campuses are a $42 million investment that will generate significant annual operating expense savings – and provide India's most in-demand prospective IT employees with yet another reason to choose Cognizant.

COGNIZANT HAS PLAYED A LEADING ROLE IN THE EVOLUTION OF OFFSHORE SERVICES, which is one of the many reasons that clients are often willing to pay a premium for our services and why we have been able to consistently deliver strong operating margins. In many respects, Cognizant sets the standard for offshore services. The strength of our company is derived from our management team and the power of our onsite/offshore, vertically organized business model. Our executive management team is comprised entirely of Cognizant veterans. Just as important, managers across the executive and second-tier levels have significant experience. It is only because there is such a strong team in place that Kumar Mahadeva felt comfortable making the recent decision to retire as Chairman and CEO. Kumar was instrumental in delivering value for shareholders in the ten years since he co-founded Cognizant. He has left our company with a strong platform for growth and an experienced team to lead it.

To be Cognizant is to have the focus, foresight and spirit of innovation to provide services that deliver measurable business benefits.

At the center of this platform is Cognizant's integrated onsite/offshore business model, in which 30 percent of the work is completed onsite at the client's place of business and 70 percent is completed at our development centers in India. Working onsite, Cognizant gains extensive knowledge of its clients' systems and works closely with management and the company's IT staff to speed the time to benefits of strategic initiatives, ensure quality and oversee the smooth and efficient transfer of knowledge. This deep client knowledge, coupled with our vertical industry expertise, enables us to offer more specialized services to our clients and provide them with greater capabilities. And, with our development centers in India, we can deliver all the benefits of offshore, including a 24x7 work cycle and substantial cost savings.

Cognizant's vertical practices further differentiate the company. During 2003, Cognizant was named the top offshore firm in the *"Healthcare Informatics 100,"* a list of the 100 leading global healthcare IT providers, and was awarded the LOMA Excellence in Education Award, a leading insurance-industry accolade.

Cognizant's Fourth Generation model has also been central to our success at building broad strategic partnerships with clients. Fourth Generation outsourcing, which combines the traditional benefits of offshore services with sophisticated program management and in-depth local consulting presence, focuses on increasing our clients' competitive advantage by driving their top- and bottom-line results. We have expanded and increased the depth of our service offerings to include *"Transforming While Performing"* services, which use the savings from offshore application management to implement a long-term transformation process that eliminates waste and maximizes the client's software portfolio.

Moreover, we've strengthened our capabilities for upgrading, enhancing, supporting and maintaining SAP applications with our 2004 acquisition of Ygyan Consulting, an India-based SAP services provider. We have built out our services in a number of other strategic and emerging areas as well. Among them is a Portfolio Analysis offering that enables clients to realize immediate cost savings by allowing them to see the ROI of their systems, so they can decide whether to re-engineer or retire them. Other new offerings help clients with business and technology strategy, large-scale complex systems, development, ERP, CRM and other consulting and systems integration challenges. We have also increased our ability to complete large projects using leading technologies in very demanding business environments.

To be Cognizant is to address clients' current needs in the context of their long-term goals.

WE COMPLETED TWO ACQUISITIONS DURING 2003, both of which have strengthened our ability to win new business and serve our established clients. Last April, we acquired ACES, a company specializing in CRM solutions for blue-chip clients in the healthcare, financial services and telecommunications verticals. More recently, we acquired Infopulse, a Netherlands-based IT-services firm specializing in the banking and financial services industry, which provided us with local client partners, industry expertise and local language capability in the European market. Cognizant gained significant momentum in Europe during 2003, signing new Europe-based clients, including Credit Suisse, and expanding its relationship with some of its U.S.-based clients that do business in Europe.

Our commitment to delivering premium services with premium benefits has earned Cognizant among the highest customer satisfaction rates in the industry. The maturity of our delivery model and our dedication to high-quality performance enabled us to achieve a Level 5 assessment on the Capability Maturity Model Integration (CMMI) across all of our development centers throughout the U.S., India and Europe. Level 5 certification – an extremely rare achievement – means that Cognizant is able to help its clients apply information technology to meet business objectives with a much higher level of success. In addition to the client and industry recognition, Cognizant garnered some prestigious media honors. During 2003, Cognizant was featured as the top technology company on *Business Week's* list of "Hot Growth Stocks," the top IT-services firm on *Forbes'* list of the "25 Fastest Growing Companies" and the top pick overall on *Forbes'* list of "Hot Shots 200 Up & Comers."

Global Verticals and Delivery



COGNIZANT'S BUSINESS MODEL GIVES CLIENTS A VISIBLE ADVANTAGE. Our business model is structured to quickly deliver measurable business benefits to our clients for even the most complex, large-scale and strategically critical projects. Because we consider it our business to know our clients' business, we were the first major offshore company organized around key verticals and horizontals. This gives us a deep understanding of our clients' needs and their unique challenges. At the same time, it increases our ability to respond quickly with the most cost-efficient solutions to application development, management and maintenance problems. With industry-practice heads, domain experts, and Cognizant consultants located close to our clients in North America and Europe and at our Indian development centers, we provide large-scale solutions that deliver measurable results. Moreover, we can take responsibility for large application development and integration projects. Our industry practices include Banking and Financial Services, Healthcare and Pharmaceutical, Insurance, Manufacturing and Logistics, Retail, Media and Information Services, and Telecommunications.

Cognizant partners with its clients to deliver real business and strategic value, as opposed to just executing projects within the boundaries of time, scope, cost and quality. And failure is never an option with Cognizant. As such, our company has never been terminated for project failure or non-performance. Our Program Management Office (PMO), a strategic management structure, is designed to reduce the risk of project failure and ensure successful project deliverables. The PMO helps increase value by integrating project management objectives with an enterprise's business drivers and helps balance the stakeholders' interests in the projects. Drawing on the Networked Knowledge Assets of the Competency groups at Cognizant, the PMO uses the latest technology and the best practices to improve our clients' return on their IT investments. Cognizant's flexible, responsive and responsible business culture assures clients that we will never let them down. As a result, our clients are among the most satisfied in our industry, as demonstrated not only by the feedback in our annual customer satisfaction survey, but also by our clients' continued willingness to expand their relationships with us. In 2003, 80 percent of our revenues came from established clients.



Quality



COGNIZANT OFFERS CLIENTS A CLEAN PATH TO MEASURABLE RESULTS. We understand that delivering quality is a powerful component of our success, so we employ the best tools, processes and methodologies to ensure the quality of even the most complicated, large-scale projects. We have developed processes and programs internally and use proven industry methods to deliver the highest quality results to our clients.

One of our highly effective internal initiatives is our Quality Management Process, which builds quality into the development process, allowing us to focus on preventing rather than correcting problems.

Our enterprise quality system focuses on increasing the efficiency of our processes – one of the primary goals of Six Sigma practices. Trained Quality Champions and Reviewers promote continuous improvement through the use of special processes and tools, including our proprietary QView tool. This helps us ensure predictable outcomes and measurable business benefits for our customers.

We do not merely rely on our own high standards to deliver the best results to our clients, but we also submit to independent assessment to determine our rating on the Capabilities Maturity Model Integration (CMMI) – the Software Engineering Institute's process improvement model for product and service development and maintenance. Recently, KPMG independently assessed Cognizant for all of its development centers worldwide at Level 5 – the top rating – of the CMMI. Level 5 has been achieved by only about 1.5 percent of companies worldwide.

The benefits of our CMMI status are significant. Implementing Level 5 processes, Cognizant has reduced design schedule variation by 14 percent, thereby improving our customers' overall time to market by 16 percent. Further, our seven-percent reduction in design defect leakage results in a 27 percent improvement in the overall quality of deliverables. Our use of quantitative systems performance enhancements and continuous process improvements demonstrate our commitment to bringing greater value to customers by solving their business problems faster, with much higher quality. In recognition of our commitment to quality, Cognizant has received the "Best of Best Practices Award" by Quality Assurance of India and the Carnegie Mellon Center for Information Systems Engineering.



Driving the success of offshore services is growing global acceptance and the realization of benefits that go far beyond cost savings to achieving a competitive advantage. As large companies increasingly recognize the strategic value of offshore, the projects are getting bigger, more complex and more strategically central. In this changing competitive landscape, Cognizant is one of only a very few offshore providers with the technological expertise, the vertical knowledge, the business acumen and the manpower to compete for – and win – such projects. Indeed, based on a 2003 Gartner Vendor Rating Report, Cognizant is considered a leading vendor. This recognition is strategically important to us, since the vast majority of deals are currently going to the top handful of players in the marketplace. Cognizant has emerged as a top-tier player as a result of our understanding of the market and our focus on our core business. We have successfully parlayed our advantages as a U.S.-based company and our knowledge of the U.S. market into a solid position as a leading service provider. Our global workforce is also a critical component of our successful global delivery model and has contributed to the good results we've achieved from our concentrated marketing investments.

To be Cognizant is to apply an ever-expanding knowledge base for the sake of continuous progress.

WITH OUR PIPELINE STRONGER THAN EVER, Cognizant's outlook for the future remains extremely positive. We are still in the early stages of a global mega-trend in offshore outsourcing, with long-term growth estimated in the 30 percent range. The abundant global opportunities are fueled in part by positive industry trends, including the rebound in discretionary spending for IT and renewed, strong demand for application development. As a well-established premium provider of offshore IT services, Cognizant is well positioned to continue benefiting from these trends. And we continue to examine future areas of potential growth, including BPO and using China as a delivery center. We are currently testing the waters in China with a small project for a global client, and we are exploring high-end vertical-specific BPO opportunities with existing clients seeking broader services.

Lakshmi Narayanan
President and
Chief Executive Officer





Francisco D'Souza
Chief Operating Officer

With our well-differentiated, industry-leading Fourth Generation business model, our powerful corporate culture, our reputation for strong execution and our ability to attract and retain the best IT minds in the industry, Cognizant is outpacing the growth of the industry. In short, Cognizant is an outperformer in a fast-growing industry, a company that has demonstrated its ability to compete for and win many of the industry's largest and most complicated strategic projects while expanding its relationship with its established clients.

We thank our clients, shareholders and employees for their significant contributions to our success. The hard work, dedication, confidence and vision of many people empower us to consistently reach new heights and achieve even our most ambitious goals.

Sincerely,



Lakshmi Narayanan
President and Chief Executive Officer



Francisco D'Souza
Chief Operating Officer

How does Cognizant differentiate itself from its offshore competitors?

Our onsite/offshore business model truly sets us apart. Using strong offshore and onsite teams, we are able to better understand our clients' needs and provide an unmatched level of responsiveness. Our model also led us to be the first offshore company to organize globally by industry verticals and hire domain specialists from large consulting firms and business schools.

Cognizant's sharp focus on delivering measurable business benefits is another important distinguishing factor, as are our longevity and solid track record of success. Firmly placed among the industry's leading companies, we have actively participated in the evolution of the industry. The depth and tenure of our management team are rare in this or any industry. In fact, most of our management team have been with Cognizant since its formative years. Our management's capabilities have grown with our company, and, together, we've built a strong culture of empowerment. It's the Cognizant way to foster a dynamic and flexible environment, in which our associates can develop innovative solutions and share ideas across all organizational boundaries. This culture, along with our proven business model and talented, dedicated people, has enabled us to build a unique and powerful company.

What defines Cognizant as a premium player in the marketplace?

Cognizant stands among a select group of premium providers that have the technical and industry knowledge, ramp-up ability, solutions and processes to perform large-scale IT transformations. Our premium provider status also reflects the way the value equation is viewed by customers, who consider both consulting expertise and cost savings indispensable advantages. Working onsite and offshore at a work ratio of a 30:70, we are able to accelerate the benefits for our customers and provide added value. Our Fourth Generation *"Transforming While Performing"* services, for instance, allow us to quickly transition large amounts of work offshore and generate fast savings for our customers.

In addition to cost savings, Cognizant provides many other predictable benefits. We minimize execution risk for our customers, and we have never had a customer terminate a project as a result of our performance.

What is Cognizant's policy on issuing stock options?

We believe that stock options are an effective way to keep middle- and senior-level management focused on both short- and long-term goals. Over the long term, stock options motivate management to develop new and innovative ideas to bring to our clients, which helps us outpace our competition. In the short term, stock options encourage superior execution on an everyday basis.

At Cognizant, middle- and senior-level managers are eligible to participate in our stock option program. However, we carefully balance the provision of grants and keep the program tightly linked to individual performance and business efficiency. We believe that this balance minimizes the impact on earnings while maintaining our competitive edge in terms of recruitment and performance. To illustrate our mindfulness to the impact on earnings, we have already begun reducing our annual options dilution in anticipation of accounting changes, which call for the expensing of options starting in 2005.

By several important measures, our stock option program is achieving desired results. Cognizant has consistently met or exceeded its growth estimates. In addition, many of our managers demonstrate their confidence in our continued growth by holding onto their vested options.

[illegible] left to right)
Gordon Coburn, CFO
Lakshmi Narayanan, President and CEO
Francisco D'Souza, COO

What role do acquisitions play in Cognizant's growth strategy?

We take both a practical and strategic approach to acquisitions, which are an important element of Cognizant's growth strategy. We begin by identifying the emerging needs of our customers. We then locate the gaps in our offerings and, when the value proposition makes sense, we use small, strategic acquisitions to fill those gaps quickly and efficiently. Historically, we've used acquisitions for such purposes as enhancing our domain and consulting capability, expanding our solution set and entering new geographic areas with high market potential. During 2003, we acquired Infopulse to strengthen our local talent base in Continental Europe and expand our access base of large financial customers, and we acquired ACES to expand our CRM solutions set. In early 2004, we enhanced our SAP capabilities with our acquisition of Ygyan Consulting.

How does the European market for offshore IT services differ from the American market?

Europe has been slower to adopt offshore IT outsourcing, lagging as much as 12 to 24 months behind the U.S. The main issue was the awareness of European business leaders to the benefits of offshore.

However, we're seeing a significant increase in awareness among European companies. More and more, European business leaders are recognizing the advantages of leveraging the core competencies of other organizations. And the momentum is building. This is good news for Cognizant, since our deep industry expertise in banking and financial services makes us especially attractive to the large industry-leading companies spearheading the European adoption of outsourcing.

Are there any plans to establish development centers in other regions of the world?

The talent pool in India remains quite deep. However, we are always examining new ways to serve our clients' global needs. Recently, we embarked on our first project in Mainland China and are now in the process of opening a small subsidiary in China. This project, which was at the request of one of our global clients, fits in with our strategy of limiting our work in new markets to well-defined projects. By controlling our expansion in this way, we are able to tightly manage and mitigate the risks normally associated with developing operations in new markets.

China may eventually be a very important delivery location for serving our clients in North America, Europe and Asia, but only after an extended period of development. Similarly, there are other promising locations, both nearshore and offshore – including Canada, The Philippines and South America.



Index to Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations	11
Statement of Management's Responsibility for Financial Statements	19
Report of Independent Auditors	19
Consolidated Statements of Financial Position	20
Consolidated Statements of Operations	21
Consolidated Statements of Stockholders' Equity	22
Consolidated Statements of Cash Flows	23
Notes to Consolidated Financial Statements	24
Selected Consolidated Financial Data	36
Directors and Officers/Corporate Information	37

OVERVIEW

We are a leading provider of custom IT services related to IT design, development, integration and maintenance services primarily for Fortune 1000 companies located in the United States and Europe. Our core competencies include web-centric applications, data warehousing, component-based development and legacy and client-server systems. We provide IT services using an integrated on-site/offshore business model. This seamless on-site/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located in India and Ireland.

In 2003, our revenue increased to $368.2 million compared to $229.1 million in 2002. Net income increased to $57.4 million or $0.84 per diluted share in 2003 compared to $34.6 million or $0.54 per diluted share in 2002. Our revenue growth was driven by continued strong demand for our application management and application development and integration services. We believe this trend will continue in 2004. We finished 2003 with 153 active clients compared to 115 in 2002. We anticipate that a significant portion of our revenue growth in 2004 will come from increased penetration of existing clients. During 2003, 88% of our revenue came from clients in North America. In 2004, we will look to expand our presence in Northern Europe as we are starting to see an increased level of interest for offshore services in that region. In 2003, our operating margin decreased approximately 10 basis points to 19.6% from 19.7% in 2002. This was consistent with our targeted operating margin range of 19 to 20% of total revenues.

At December 31, 2003, we had cash and cash equivalents of $194.2 million, an increase of $68 million over the prior year. On December 22, 2003, we announced building plans for three additional fully-owned development centers containing over 600,000 square feet of space in Pune, Chennai and Bangalore. Total costs related to this program are expected to be approximately $42.5 million, which we expect to fund from current operations. Accordingly, we believe our financial condition will remain strong. In addition, we will continue to consider acquisitions of companies that can improve our capabilities in certain market niches or geographic areas.

Critical Accounting Estimates and Risks

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, we evaluate our estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes, valuation of goodwill and other long-lived assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual amounts will differ from the estimates used in the preparation of the accompanying consolidated financial statements. Our significant accounting policies are described in Note 2 to the consolidated financial statements.

We believe the following critical accounting policies require higher level of management judgments and estimates than others in preparing the consolidated financial statements:

Revenue Recognition. Revenues related to our fixed-price contracts are recognized as the service is performed using the percentage-of-completion method of accounting, under which the total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer based upon market capitalization and other information, including the aging of the receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes. Determining the consolidated provision for income tax expense, deferred tax assets and liabilities and related valuation allowance, if any, involves judgment. As a global company, we are required to calculate and provide for income taxes in each of the jurisdictions where we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. In the period of resolution, adjustments may need to be recorded that result in increases or decreases to income. Changes in the geographic mix or estimated level of annual pre-tax income can also affect the overall effective income tax rate.

On an on-going basis, we evaluate whether a valuation allowance is needed to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we will not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income or equity (if the deferred tax asset is related to tax benefits from stock option benefits that have not been realized) in the period such determination was made.

Our Indian subsidiary, Cognizant India, is an export-oriented company, which, under the Indian Income Tax Act of 1961, is entitled to claim tax holidays for a period of ten years with respect to Cognizant India's export profits. Substantially all of the earnings of Cognizant India are attributable to export profits and are therefore currently entitled to a 100% exemption from Indian income tax. These tax holidays will begin to expire in 2004 and, under current law, will be completely phased out by March of 2009. Prior to 2002, it was management's intent to repatriate all accumulated earnings from India to the United States; accordingly, we provided for deferred income taxes in the amount of approximately $28.6 million on all such undistributed earnings through December 31, 2001. During the first quarter of 2002, we made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, we intend to use 2002 and future Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to Accounting Principles Board Opinion No. 23, we no longer accrue incremental U.S. taxes on all foreign earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. As of December 31, 2003, the amount of unrepatriated Indian earnings upon which no incremental U.S. taxes have been recorded is approximately $79.5 million. While we have no plans to do so, if such earnings are repatriated in the future or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings and pay taxes at a substantially higher rate than the effective rate in 2003. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation or whether the amount of previously accrued deferred taxes on earnings recognized prior to 2002 will require adjustment.

Effective April 1, 2003, the government of India passed various tax law changes which affected the way in which our earnings are taxed in India. The tax exemption for export earnings was restored to 100% from 90%. The surtax was reduced, decreasing the Indian effective rate from 36.75% to 35.875% for income that is subject to tax, the corporate level tax on the payment of dividends was restored and the withholding tax on dividends was repealed.

Goodwill. We evaluate goodwill for impairment at least annually, or as circumstances warrant. When determining the fair value of our reporting units, we utilize various assumptions, including projections of future cash flows. Any adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. As of December 31, 2003, our goodwill balance was approximately $4.5 million.

Long-lived Assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was adopted in 2002, we review for impairment long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, we will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset. The measurement for such an impairment loss is then based on the fair value of the asset. If such assets were determined to be impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Risks. Most of our IT development centers, including a substantial majority of our employees are located in India. As a result, we may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. To date, we have not engaged in any hedging transactions to mitigate our risks relating to exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local and cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data expressed for the three years ended December 31, 2003:

(Dollars in thousands)	2001	% of Revenues	2002	% of Revenues	2003	% of Revenues	Increase (Decrease) 2002	2003
Revenues	$ 177,778	100.0%	$ 229,086	100.0%	**$ 368,231**	**100.0%**	$ 51,308	$ 139,145
Cost of revenues	90,848	51.1	122,701	53.6	**199,724**	**54.2**	31,853	77,023
Gross profit	86,930	48.9	106,385	46.4	**168,507**	**45.8**	19,455	62,122
Selling, general and administrative	44,942	25.3	53,345	23.3	**84,259**	**22.9**	8,403	30,914
Depreciation and amortization	6,368	3.6	7,842	3.4	**11,936**	**3.3**	1,474	4,094
Income from operations	35,620	20.0	45,198	19.7	**72,312**	**19.6**	9,578	27,114
Other income (expense), net	(221)		(107)		**(81)**		114	26
Provision for income taxes	(13,239)		(10,529)		**(14,866)**		(2,710)	4,337
Net income	$ 22,160	12.5	$ 34,562	15.1	**$ 57,365**	**15.6**	12,402	22,803

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue. Revenue increased by 60.7%, or approximately $139.1 million, from approximately $229.1 million during 2002 to approximately $368.2 million in 2003. This increase resulted primarily from an increase in both application management and development services, and revenue generated from acquisitions. We provide services through time-and-materials and fixed-bid contracts. Over the course of the last three years, revenues recognized under fixed-bid contracts have increased as a percent of total revenues from 23.9% in 2001 to 24.6% in 2002 and 25.9% in 2003. This increase is attributable primarily to increased demand due to our customers preferring to specifically quantify project costs prior to entering into contracts.

During 2003, one customer, JP Morgan Chase, accounted for 10.1% of our revenues and, in 2002, no single customer accounted for greater than 10% of revenues.

Gross Profit. Our cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration and travel for technical personnel, and the cost of sales commissions related to revenues. Cost of revenues increased by 62.8%, or approximately $77.0 million, from approximately $122.7 million during 2002 to approximately $199.7 million in 2003. The increase was due primarily to higher compensation costs resulting from the increase in the number of our technical professionals from approximately 5,600 employees at December 31, 2002 to approximately 8,500 employees at December 31, 2003. The increased number of technical professionals is a direct result of greater demand for our services and employees acquired through acquisitions. Our gross profit increased by 58.4%, or approximately $62.1 million, from approximately $106.4 million during 2002 to approximately $168.5 million during 2003. Gross profit margin decreased from 46.4% of revenues during 2002 to 45.8% of revenues in 2003. The decrease in such gross profit margin was primarily attributable to the appreciation of the Indian Rupee versus the U.S. dollar.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs. Selling, general and administrative expenses, including depreciation and amortization, increased by 57.2%, or approximately $35.0 million, from approximately $61.2 million during 2002 to approximately $96.2 million during 2003, and decreased as a percentage of revenue from approximately 26.7% to 26.1%, respectively. The increase in such expenses in absolute dollars was due primarily to expenses incurred to expand our sales and marketing activities and increased infrastructure expenses to support our growth. The decrease in such expenses as a percentage of revenue was due primarily to the leverage achieved from increased revenues that have resulted from our expanded sales and marketing activities in the current and prior years.

Income from Operations. Income from operations increased 60.0%, or approximately $27.1 million, from approximately $45.2 million during 2002 to approximately $72.3 million during 2003, representing approximately 19.7% and 19.6% of revenues, respectively. The decrease in operating margin was due primarily to the lower gross margin partially offset by our ability to leverage prior sales and marketing investments.

Other Income/Expense. Other income/expense consists primarily of interest income and split-off costs related to the exchange offer in which IMS Health offered to its stockholders to exchange its holdings of our Class B common stock for shares of IMS Health. Interest income increased by approximately 17.7%, from approximately $1.8 million during 2002 to approximately $2.1 million during 2003. The increase in such interest income was attributable to higher invested cash balances partially offset by lower global interest rates. We recognized split-off costs of approximately $2.0 million and $1.7 million in 2003 and 2002, respectively.

Provision for Income Taxes. The provision for income taxes increased from approximately $10.5 million in 2002 to approximately $14.9 million in 2003, with an effective tax rate of 23.4% in 2002 and 20.6% in 2003. The lower effective tax rate is a result of a reduction in the surtax in India and the restoration of the 100% exemption on export earnings both of which were effective April 1, 2003. (See Note 7 to the consolidated financial statements.)

Net Income. Net income increased from approximately $34.6 million in 2002 to approximately $57.4 million in 2003, representing approximately 15.1% and 15.6% as a percentage of revenues, respectively. The higher percentage in 2003 is primarily attributed to the decrease in the effective tax rate discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue. Revenue increased by 28.9%, or approximately $51.3 million, from approximately $177.8 million during 2001 to approximately $229.1 million in 2002. This increase resulted primarily from an increase in application management and application development and integration services. We provide services through time-and-materials and fixed-bid contracts. Over the course of the last three years revenues recognized under fixed-bid contracts have increased as a percent of total revenues from 15.1% in 2000 to 23.9% in 2001 to 24.6% in 2002.

Sales to related parties on a year-over-year basis were 8.9% in 2002 compared to 10.6% in 2001. For statement of operations purposes, revenues from related parties only include revenues recognized during the period in which the related party was our affiliate. During 2002 and 2001, no third party accounted for greater than 10% of revenues.

Gross Profit. Our cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration and travel for technical personnel, and the cost of sales commissions related to revenues. Our cost of revenues increased by 35.1%, or approximately $31.9 million, from approximately $90.8 million during 2001 to approximately $122.7 million in 2002. The increase was due primarily to the increased cost resulting from the increase in the number of our technical professionals from approximately 3,470 employees at December 31, 2001 to approximately 5,600 employees at December 31, 2002. The increased number of technical professionals is a direct result of greater demand for our services and employees acquired through acquisitions. Our gross profit increased by 22.4%, or approximately $19.5 million, from approximately $86.9 million during 2001 to approximately $106.4 million during 2002. Gross profit margin decreased from 48.9% of revenues during 2001 to 46.4% of revenues in 2002. The decrease in such gross profit margin was primarily attributable to higher incentive compensation costs in 2002 as compared to 2001, due to our significantly increased performance.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs. Selling, general and administrative expenses, including depreciation and amortization, increased by 19.2%, or approximately $9.9 million, from approximately $51.3 million during 2001 to approximately $61.2 million during 2002, and decreased as a percentage of revenue from approximately 28.9% to 26.7%, respectively. The increase in such expenses in absolute dollars was due primarily to expenses incurred to expand our sales and marketing activities and increased infrastructure expenses to support our growth. The decrease in such expenses as a percentage of revenue was due primarily to the increased revenues that have resulted from our expanded sales and marketing activities in the current and prior years.

Income from Operations. Income from operations increased 26.9%, or approximately $9.6 million, from approximately $35.6 million during 2001 to approximately $45.2 million during 2002, representing approximately 20.0% and 19.7% of revenues, respectively. The decrease in operating margin was due primarily to higher incentive compensation costs in 2002 as compared to 2001.

Other Income/Expense. Other income/expense consists primarily of interest income, offset by foreign currency exchange losses and, in 2001, an impairment loss on an investment, and in 2002, split-off costs related to the exchange offer in which IMS Health has offered to its stockholders to exchange its holdings of our Class B common stock for shares of IMS Health. (See Note 1 to the consolidated financial statements.) Interest income decreased by approximately 27.7%, from approximately $2.5 million during 2001 to approximately $1.8 million during 2002. The decrease in such interest income was attributable primarily to lower interest rates, offset, in part, by higher operating cash balances. We recognized a net foreign currency exchange loss of approximately $767,000 during 2001 compared to an exchange loss of approximately $235,000 during 2002, as a result of the effect of changing exchange rates on our transactions. We recognized an impairment loss on our investment in Questra Corporation ("Questra") of approximately $2.0 million during the fourth quarter of 2001 in recognition of an other than temporary decline in value. The impairment loss was based upon an implied valuation of Questra as a result of a recent new round of venture capital funding in which our equity interest in Questra was substantially diluted and investors, other than us, received preferential liquidation rights. The impairment loss, net of tax benefit, was approximately $1.2 million, or $0.02 per diluted share. We recognized split-off costs of approximately $1.7 million in the fourth quarter of 2002 related to the exchange offer.

Provision for Income Taxes. The provision for income taxes decreased from approximately $13.2 million in 2001 to approximately $10.5 million in 2002, with an effective tax rate of 37.4% in 2001 and 23.4% in 2002. The lower effective tax rate reflects our change in our intention regarding the repatriation of 2002 and future earnings from our subsidiary in India, as well as a change in the manner in which repatriated earnings are taxed in India. (See Note 7 to the consolidated financial statements.)

Net Income. Net income increased from approximately $22.2 million in 2001 to approximately $34.6 million in 2002, representing approximately 12.5% and 15.1% as a percentage of revenues, respectively. The higher percentage in 2002 primarily reflects the decrease in the effective tax rate discussed above.

RESULTS BY BUSINESS SEGMENT

We, operating globally, provide IT services for medium and large businesses. North American operations consist primarily of IT services in the United States and Canada. European operations consist of IT services principally in the United Kingdom, The Netherlands and Ireland. Asian operations consist of IT services principally in India, Singapore, Japan and Australia. We are managed on a geographic basis. Accordingly, regional sales managers, sales managers, account managers, project teams and facilities are segmented geographically and decisions by our chief operating decision maker regarding the allocation of assets and assessment of performance are based on such geographic segmentation. In this regard, revenues are allocated to each geographic area based on the location of the customer.

The following table sets forth, for the periods indicated, operating results by geographic segment:

				2002		2003	
(Dollars in thousands)	2001	2002	**2003**	Increase (Decrease)	%	Increase (Decrease)	%
Revenues							
North America	$ 151,933	$ 199,605	**$ 325,337**	$ 47,672	31.4%	$ 125,732	63.0%
Europe	24,221	27,886	**40,160**	3,665	15.1	12,274	44.0
Asia	1,624	1,595	**2,734**	(29)	(1.8)	1,139	71.4
Total revenues	$ 177,778	$ 229,086	**$ 368,231**				
Operating Income							
North America	$ 30,435	$ 39,380	**$ 63,888**	$ 8,945	29.4%	$ 24,508	62.2%
Europe	4,860	5,503	**7,887**	643	13.2	2,384	43.3
Asia	325	315	**537**	(10)	(3.1)	222	70.5
Total operating income	$ 35,620	$ 45,198	**$ 72,312**				

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

North American Segment

Revenue. Revenue increased by 63.0%, or approximately $125.7 million, from approximately $199.6 million during 2002 to approximately $325.3 million in 2003. The increase in revenue was attributable primarily to greater acceptance of the on-site/offshore IT services delivery model as a means of reducing a customer's internal IT costs, as well as increased sales and marketing activities directed at the U.S. market for our services.

Income from Operations. Income from operations increased 62.2%, or approximately $24.5 million, from approximately $39.4 million during 2002 to approximately $63.9 million during 2003. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

European Segment

Revenue. Revenue increased by 44.0%, or approximately $12.3 million, from approximately $27.9 million during 2002 to approximately $40.2 million in 2003. The increase in revenue was attributable to the increased acceptance of our services, particularly in the United Kingdom.

Income from Operations. Income from operations increased 43.3%, or approximately $2.4 million, from approximately $5.5 million during 2002 to approximately $7.9 million during 2003. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

Asian Segment

Revenue. Revenue increased by 71.4%, or approximately $1.1 million, from approximately $1.6 million during 2002 to approximately $2.7 million in 2003. The increase in revenue was primarily attributable to increased acceptance of our on-site/offshore delivery model by clients based in Japan, Singapore and Australia.

Income from Operations. Income from operations increased 70.5%, or approximately $0.2 million, from approximately $0.3 million during 2002 to approximately $0.5 million during 2003. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

North American Segment

Revenue. Revenue increased by 31.4%, or approximately $47.7 million, from approximately $151.9 million during 2001 to approximately $199.6 million in 2002. The increase in revenue was attributable primarily to increased market awareness and acceptance of the on-site/offshore IT services delivery model, as well as sales and marketing activities directed at the U.S. market for our services.

Income from Operations. Income from operations increased 29.4%, or approximately $8.9 million, from approximately $30.4 million during 2001 to approximately $39.4 million during 2002. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

European Segment

Revenue. Revenue increased by 15.1%, or approximately $3.7 million, from approximately $24.2 million during 2001 to approximately $27.9 million in 2002. The increase in revenue was attributable to our sales and marketing activities in the United Kingdom, partially offset by weak demand for our services elsewhere in Europe.

Income from Operations. Income from operations increased 13.2%, or approximately $0.6 million, from approximately $4.9 million during 2001 to approximately $5.5 million during 2002. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

Asian Segment

Revenue. Revenue was essentially constant from 2001 to 2002 at approximately $1.6 million in each year.

Income from Operations. Income from operations was essentially constant from 2001 to 2002 at approximately $0.3 million in each year.

Liquidity and Capital Resources

At December 31, 2003, we had cash and cash equivalents of approximately $194.2 million. We have used, and plan to use, such cash for (i) expansion of existing operations, including our offshore software development centers; (ii) continued development of new service lines; (iii) possible acquisitions of related businesses; (iv) formation of joint ventures; and (v) general corporate purposes, including working capital. As of December 31, 2003 and 2002, we had no significant third party debt. We had working capital of approximately $215.9 and $134.3 million at December 31, 2003 and 2002, respectively. Accordingly, we do not anticipate any near-term liquidity issues.

Net cash provided by operating activities was approximately $79.9 million, $56.7 million and $32.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in 2003 as compared to the prior year is primarily attributed to the increase in our net income. Trade accounts receivable increased from approximately $22.5 million at December 31, 2001 to approximately $36.7 million at December 31, 2002 and to approximately $52.3 million at December 31, 2003. Unbilled accounts receivable decreased from approximately $5.4 million at December 31, 2001 to approximately $4.3 million at December 31, 2002 and increased to approximately $9.5 million at December 31, 2003. The increase in trade accounts receivable during 2003 was due primarily to increased revenue. The increase in unbilled accounts receivable in 2003 compared to the prior year was due primarily to revenue growth and increased percentage of revenue coming from fixed-price contracts. We monitor turnover, aging and the collection of accounts receivable through the use of management reports that are prepared on a customer basis and evaluated by our finance staff. At December 31, 2003, our days' sales outstanding, including unbilled receivables, was approximately 53 days as compared to 56 days and 59 days at December 31, 2002 and 2001, respectively.

Our investing activities used net cash of approximately $37.8 million, $35.5 million and $15.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in 2003 compared to 2002 primarily reflects our increased investment in property and equipment to expand our offshore development infrastructure offset in part by lower spending for acquisitions in 2003. The increase in 2002 compared to 2001 primarily reflects our increased purchases of property and equipment to expand our offshore development infrastructure and the acquisitions of intangible assets related to UnitedHealthcare Ireland Limited and Silverline Technologies, Inc. (See Note 4 to the consolidated financial statements.)

Our financing activities provided net cash of approximately $21.8 million, $20.0 million, and $6.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in each year was primarily related to a higher level of cash proceeds from the exercise of stock options and employee purchases of stock, partially offset by payment of split-off costs in 2003.

We believe that our available funds and the cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations and needs for at least the next 12 months. Our ability to expand and grow our business in accordance with current plans, to make acquisi-

tions and form joint ventures and to meet our long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases, our ability and willingness to accomplish acquisitions and joint ventures with capital stock, our continued intent not to repatriate earnings from India, our ability not to breach the Distribution Agreement between IMS Health and us, especially as it relates to our tax indemnities, and the availability of public and private debt and equity financing. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

We do not engage in hedging activities nor have we entered into off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

Commitments and Contingencies

As of December 31, 2003, we have substantially completed the initial phase of our Indian development center expansion program, which was announced in July 2001. The program encompassed the construction of three fully-owned development centers containing approximately 650,000 square feet of space in Chennai, Pune and Calcutta.

On December 22, 2003, we announced building plans for three additional fully-owned development centers containing over 600,000 square feet of space in Chennai, Pune and Bangalore. As of December 31, 2003, we had entered into fixed capital commitments related to this program of approximately $0.3 million, of which approximately $0.3 million had been spent. Total costs related to this program are expected to be approximately $42.5 million, which we expect to fund internally.

We lease office space and equipment under operating leases, which expire at various dates through the year 2032. Certain leases contain renewal provisions and generally require that we pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2003 are as follows (in thousands):

2004	$5,573
2005	4,484
2006	2,229
2007	1,296
2008	1,126
Thereafter	996
Total minimum lease payments	$15,704

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on our quarterly or annual operating results, cash flows, or consolidated financial position. Additionally, many of our engagements involve projects that are critical to the operations of our customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to contractually limit our liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering our application design, development and maintenance services, there can be no assurance that the limitations of liability set forth in our contracts will be enforceable in all instances or will otherwise protect us from liability for damages. Although we have general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, results of operations and financial condition.

The Distribution Agreement with IMS Health provides, among other things, that IMS Health and we will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. In addition, pursuant to the Distribution Agreement, we indemnified IMS Health for any tax liability to which they may be subject as a result of the exchange offer but only to the extent that such tax liability resulted solely from a breach in the representations we made to and were relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. If we breach any of our representations in connection with the Distribution Agreement, the related indemnification liability could be material to our quarterly and annual operating results, financial position and cash flows.

Foreign Currency Translation

A portion of our costs in India are denominated in local currency and subject to exchange fluctuations, which has not had any material effect on our results of operations.

Related Party Transactions

As described in Note 1 to the consolidated financial statements, on February 13, 2003 (the "Split-Off Date"), IMS Health distributed all of the Cognizant Class B common stock that IMS Health owned in an exchange offer to IMS Health stockholders (the "Split-Off"). As a result of the Split-Off, IMS Health is no longer a related party as of the Split-Off Date. Accordingly, our revenues from IMS Health subsequent to the Split-Off Date are classified as third party revenues. We recognized related party revenues from IMS Health totaling approximately $2.6 million, $20.4 million and $18.8 million in 2003, 2002 and 2001, respectively. Total revenues from IMS Health during 2003, including related party revenues prior to the Split-Off Date, were approximately $22.7 million. In 2004, we do not expect significant change from prior periods in revenues earned for services provided to IMS Health.

Effects of Inflation

Our most significant costs are the salaries and related benefits for our programming staff and other professionals. Competition in India, the United States and Europe for professionals with advanced technical skills necessary to perform our services offered have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, we must adequately anticipate wage increases, particularly on our fixed-price contracts. There can be no assurance that we will be able to recover cost increases through increases in the prices that we charge for our services in the United States and elsewhere.

Recent Accounting Pronouncements

During 2003 and 2002, various accounting pronouncements were issued which may impact our financial statements. (See Note 2 to the consolidated financial statements.)

Quantitative and Qualitative Disclosures About Market Risk

We believe that we do not have operations subject to material risks of foreign currency fluctuations, nor do we use derivative financial instruments in our operations or investment portfolio. Nonetheless, we periodically evaluate the need for hedging strategies to mitigate the effect of foreign currency fluctuations. We believe that we do not have exposure to material market risks associated with changes in interest rates, as we have no variable interest rate debt outstanding. We do not believe that we have any other material exposure to market risks associated with interest rates.

Forward Looking Statements

The statements contained in this Annual Report that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by us with the Securities and Exchange Commission, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements, such as statements regarding anticipated future revenues, contract percentage completions, capital expenditures, and other statements regarding matters that are not historical facts, involve predictions. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements which include general economic conditions and the factors discussed in our most recent Annual Report on Form 10-K for the year ended December 31, 2003 and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To the Stockholders of Cognizant Technology Solutions Corporation:

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America. Other financial information in the report to shareholders is consistent with that in the consolidated financial statements.

The Company maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities and careful selection and training of qualified personnel.

The Company engaged PricewaterhouseCoopers LLP, independent auditors, to audit and render an opinion on the consolidated financial statements in accordance with generally accepted auditing standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent considered necessary by them to support their opinion.

The Board of Directors, through its Audit Committee consisting solely of outside directors of the Company, meets periodically with management and our independent auditors to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.



Lakshmi Narayanan
President and Chief Executive Officer



Gordon J. Coburn
Executive Vice President, Chief Financial Officer, Secretary & Treasurer

To the Board of Directors and Stockholders of Cognizant Technology Solutions Corporation:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cognizant Technology Solutions Corporation and its subsidiaries (the "Company") at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
February 6, 2004

Consolidated Statements of Financial Position
(in thousands, except par values)

	At December 31,	
	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 194,221**	$ 126,211
Trade accounts receivable, net of allowances of $989 and $861, respectively	**52,253**	35,092
Trade accounts receivable – related party	**-**	1,605
Unbilled accounts receivable	**9,543**	4,159
Unbilled accounts receivable – related party	**-**	149
Current tax asset	**14,066**	3,711
Other current assets	**8,414**	4,907
Total current assets	**278,497**	175,834
Property and equipment, net of accumulated depreciation of $34,168 and $24,559, respectively	**58,438**	39,090
Goodwill	**4,477**	878
Other intangible assets, net	**16,436**	12,870
Other assets	**2,741**	2,801
Total assets	**$ 360,589**	$ 231,473
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 9,423**	$ 6,948
Accrued expenses and other liabilities	**53,213**	34,539
Total current liabilities	**62,636**	41,487
Deferred income taxes	**23,883**	24,505
Total liabilities	**86,519**	65,992
Commitments and contingencies (See Notes 10 and 11)		
Stockholders' equity: (See Note 1)		
Preferred stock, $.10 par value, 15,000 shares authorized, none issued	**-**	-
Class A common stock, $.01 par value, 100,000 shares authorized, 64,337 and 61,260 shares issued and outstanding at December 31, 2003 and 2002, respectively[1]	**643**	612
Class B common stock, $.01 par value, 25,000 shares authorized, none outstanding[1]	**-**	-
Additional paid-in capital[1]	**118,454**	71,446
Retained earnings	**150,973**	93,608
Accumulated other comprehensive income (loss)	**4,000**	(185)
Total stockholders' equity	**274,070**	165,481
Total liabilities and stockholders' equity	**$ 360,589**	$ 231,473

(1) Restated to reflect the conversion of shares of Class B common stock to shares of Class A common stock on February 21, 2003 and 3-for-1 stock split effected by a 200% stock dividend paid on April 1, 2003.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
Revenues	**$ 365,656**	$ 208,657	$ 158,969
Revenues-related party	**2,575**	20,429	18,809
Total revenues	**368,231**	229,086	177,778
Cost of revenues	**199,724**	122,701	90,848
Gross profit	**168,507**	106,385	86,930
Selling, general and administrative expenses	**84,259**	53,345	44,942
Depreciation and amortization expense	**11,936**	7,842	6,368
Income from operations	**72,312**	45,198	35,620
Other income (expense), net:			
Interest income	**2,128**	1,808	2,501
Impairment loss on investment	**-**	-	(1,955)
Split-off costs (See Note 1)	**(2,010)**	(1,680)	-
Other (expense) income, net	**(199)**	(235)	(767)
Total other (expense) income	**(81)**	(107)	(221)
Income before provision for income taxes	**72,231**	45,091	35,399
Provision for income taxes	**(14,866)**	(10,529)	(13,239)
Net income	**$ 57,365**	$ 34,562	$ 22,160
Basic earnings per share[1]	**$ 0.92**	$ 0.58	$ 0.39
Diluted earnings per share[1]	**$ 0.84**	$ 0.54	$ 0.36
Weighted average number of common shares outstanding - Basic[1]	**62,505**	59,241	57,051
Dilutive effect of shares issuable as of period-end under stock option plans[1]	**5,402**	4,452	4,062
Weighted average number of common shares outstanding - Diluted[1]	**67,907**	63,693	61,113
Comprehensive Income:			
Net income	**$ 57,365**	$ 34,562	$ 22,160
Foreign currency translation adjustment	**4,185**	(27)	(108)
Total comprehensive income	**$ 61,550**	$ 34,535	$ 22,052

(1) Restated to reflect 3-for-1 stock split effected by a 200% stock dividend paid on April 1, 2003.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(in thousands)

	Class A Common stock[1] Shares	Class A Common stock[1] Amount	Class B Common stock[1] Shares	Class B Common stock[1] Amount	Additional Paid-in Capital[1]	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2000	55,959	$ 558	–	$ –	$ 28,722	$ 36,886	$ (50)	$ 66,116
Translation Adjustment	–	–	–	–	–	–	(108)	(108)
Exercise of Stock Options	1,995	21	–	–	5,117	–	–	5,138
Tax Benefit related to Stock Plans	–	–	–	–	4,633	–	–	4,633
Employee Stock Purchase Plan	111	–	–	–	842	–	–	842
Compensatory Grant	–	–	–	–	340	–	–	340
Less Prior year charges	–	–	–	–	(329)	–	–	(329)
Net Income	–	–	–	–	–	22,160	–	22,160
Balance, December 31, 2001	58,065	579	–	–	39,325	59,046	(158)	98,792
Translation Adjustment	–	–	–	–	–	–	(27)	(27)
Exercise of Stock Options	3,111	30	–	–	18,882	–	–	18,912
Tax Benefit related to Stock Plans	–	–	–	–	12,111	–	–	12,111
Employee Stock Purchase Plan	84	3	–	–	1,128	–	–	1,131
Net Income	–	–	–	–	–	34,562	–	34,562
Balance, December 31, 2002	61,260	612	–	–	71,446	93,608	(185)	165,481
Translation Adjustment	–	–	–	–	–	–	**4,185**	**4,185**
Exercise of Stock Options	**2,979**	**30**	–	–	**21,858**	–	–	**21,888**
Tax Benefit related to Stock Plans	–	–	–	–	**22,299**	–	–	**22,299**
Employee Stock Purchase Plan	**98**	**1**	–	–	**2,363**	–	–	**2,364**
Compensatory Grant	–	–	–	–	**488**	–	–	**488**
Net Income	–	–	–	–	–	**57,365**	–	**57,365**
Balance, December 31, 2003	**64,337**	**$643**	–	$ –	**$118,454**	**$150,973**	**$4,000**	**$274,070**

(1) Restated to reflect the conversion of shares of Class B common stock to shares of Class A common stock on February 21, 2003 and 3-for-1 stock split effected by a 200% stock dividend paid on April 1, 2003.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 57,365**	$ 34,562	$ 22,160
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**11,936**	7,842	6,367
Provision for doubtful accounts	**100**	510	1,837
Split-off costs (See Note 1)	**2,010**	1,680	-
Deferred income taxes	**(622)**	12	7,791
Impairment loss on investment	**-**	-	1,955
Tax benefit related to stock option exercises	**22,299**	12,111	4,633
Changes in assets and liabilities:			
Trade accounts receivable	**(13,442)**	(14,663)	(3,833)
Other current assets	**(18,538)**	(3,111)	(4,115)
Other assets	**1,334**	(370)	300
Accounts payable	**1,785**	3,296	803
Accrued and other liabilities	**15,635**	14,813	(5,819)
Net cash provided by operating activities	**79,862**	56,682	32,079
Cash flows used in investing activities:			
Purchase of property and equipment	**(29,991)**	(22,268)	(14,953)
Acquisitions, net of cash acquired	**(7,823)**	(13,196)	-
Net cash used in investing activities	**(37,814)**	(35,464)	(14,953)
Cash flows from financing activities:			
Proceeds from issued shares	**24,740**	20,043	5,991
Split-off costs (See Note 1)	**(2,963)**	-	-
Payments to related party	**-**	-	(8)
Net cash provided by financing activities	**21,777**	20,043	5,983
Effect of currency translation	**4,185**	(27)	(108)
Increase in cash and cash equivalents	**68,010**	41,234	23,001
Cash and cash equivalents, at beginning of year	**126,211**	84,977	61,976
Cash and cash equivalents, at end of year	**$ 194,221**	$ 126,211	$ 84,977
Supplemental information:			
Cash paid for income taxes during the year	**$ 3,331**	$ 2,896	$ 3,797

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of Presentation

Description of Business. Cognizant Technology Solutions Corporation ("Cognizant" or the "Company") is a leading provider of custom information technology ("IT") services related to IT design, development, integration and maintenance services primarily for Fortune 1000 companies located in the United States and Europe. Cognizant's core competencies include web-centric applications, data warehousing, and component-based development and legacy and client-server systems. Cognizant provides the IT services it offers using an integrated on-site/offshore business model. This seamless onsite/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located in India and Ireland.

Organization. Cognizant began its IT development and maintenance services business in early 1994, as an in-house technology development center for The Dun & Bradstreet Corporation and its operating units. In 1996, Cognizant, along with certain other entities, was spun-off from the Dun & Bradstreet Corporation to form a new company, Cognizant Corporation. On June 24, 1998, Cognizant completed its initial public offering of its Class A common stock. On June 30, 1998, a majority interest in Cognizant, and certain other entities were spun-off from Cognizant Corporation to form IMS Health Incorporated ("IMS Health"). Subsequently, Cognizant Corporation was renamed Nielsen Media Research, Incorporated. At December 31, 2002, IMS Health owned 55.3% of the outstanding stock of Cognizant (representing all of Cognizant's Class B common stock) and held 92.5% of the combined voting power of Cognizant's common stock.

Split-Off from IMS Health. On February 13, 2003 (the "Split-Off Date"), IMS Health distributed all of the Cognizant Class B common stock that IMS Health owned (a total of 33,872,700 shares, on a post-split basis) in an exchange offer to IMS stockholders (the "Split-Off"). IMS Health distributed 0.927 shares of Cognizant Class B common stock to its stockholders for every one share of IMS Health's common stock tendered. There was no impact on the number of Cognizant's total shares outstanding upon the completion of the exchange offer. As a result of the Split-Off, IMS Health and its affiliates are no longer related parties of Cognizant as of the Split-Off Date. Accordingly, only services rendered to or received from IMS Health and its affiliates during the period January 1, 2003 to the Split-Off Date are classified as related party transactions. Services rendered to or received from IMS Health subsequent to the Split-Off Date are classified as third party transactions. (See Note 9).

In connection with the Split-Off, Cognizant was obligated to pay the costs associated with the Split-Off (the "Split-Off Costs") in connection with the exchange offer under the provisions of an Intercompany Agreement, dated as of May 15, 1998. The Intercompany Agreement provided that Cognizant would pay its own costs, without reimbursement, and the costs of IMS Health (other than underwriting discounts, commissions and certain other specified costs) necessary to facilitate a sale or spin-off of IMS Health's ownership interest in the Company.

In 2003, Cognizant incurred direct and incremental costs of approximately $2,000 resulting from external costs contractually incurred related to the Split-Off. Such costs included direct legal, accounting, printing and other costs, including a non-cash charge calculated in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees and Related Interpretations" ("APB No. 25") of approximately $488 related to the retention, acceleration and extended life of Cognizant common stock options held by two former Directors of Cognizant who resigned on the Split-Off Date as a condition of the Split-Off. Such former Directors were, and are, officers of IMS Health.

Of the total of approximately $3,700 of Split-Off Costs incurred and recorded, including approximately $1,700 recorded in 2002, all costs have been paid as of December 31, 2003. Cognizant did not receive any proceeds from the IMS Health exchange offer.

Capital Stock. As of February 21, 2003, pursuant to Cognizant's Restated Certificate of Incorporation, all of the shares of Class B common stock automatically converted into shares of Class A common stock. Accordingly, as of February 21, 2003, there are no shares of Class B common stock outstanding. All applicable references as to the number of issued and outstanding shares of Class A and Class B common stock in the accompanying consolidated financial statements have been restated to reflect the conversion. Stockholders' equity accounts have been restated to reflect a $339 reclassification of an amount equal to the par value of the shares of Class B common stock to the Class A common stock account.

In connection with the Split-Off, IMS Health, as the Company's majority stockholder at that time, approved amendments to Cognizant's certificate of incorporation that became effective following consummation of the Split-Off. The material terms of these amendments:

- provide for a classified board of directors;
- set the number of Cognizant's directors; and
- provide for supermajority approval requirements for actions to amend, alter, change, add to or repeal specified provisions of Cognizant's certificate of incorporation and any provision of the by-laws.

In connection with the Split-Off, Cognizant's Board of Directors also approved amendments to Cognizant's by-laws, which became effective following completion of the Split-Off. The material terms of these amendments made to Cognizant's by-laws affect nominations of persons for election to the Board of Directors and proposals of business at annual or special meetings of stockholders. Cognizant's Board of Directors also adopted a stockholders' rights plan providing certain rights to stockholders under certain circumstances.

On March 5, 2003, the Board of Directors declared a 3-for-1 stock split effected by a 200% stock dividend paid on April 1, 2003 to stockholders of record on March 19, 2003. The stock split has been reflected in the accompanying consolidated financial statements, and all applicable references

as to the number of outstanding shares of common stock and per share information have been restated. Appropriate adjustments have been made in the exercise price and number of shares subject to stock options. Stockholders' equity accounts have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the additional paid-in-capital to Class A common stock.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries for all periods presented. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents. Cash and cash equivalents primarily include time and demand deposits in the Company's operating bank accounts. The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Allowance for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer based upon market capitalization and other information, including the aging of the receivables.

Investments. Investments in business entities in which the Company does not have control or the ability to exercise significant influence over the operating and financial policies are accounted for under the cost method. Investments are evaluated for impairment at least annually, or as circumstances warrant.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Purchased Software. Purchased software that is intended for internal use is capitalized, including the salaries and benefits of employees that are directly involved in the installation of such software. The capitalized costs are amortized on a straight-line method over the lesser of three years or its useful life.

Goodwill and Other Intangibles. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that goodwill no longer be amortized, but instead tested for impairment at least annually or as circumstances warrant. If an impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. During the year ended December 31, 2001, amortization expense of $317 had been recorded using the straight-line method over a period of seven years. Adjusted net income and adjusted diluted EPS for the year ended December 31, 2001, would have been $22,477 and $0.37, respectively, had the Company applied the non-amortization methodology of SFAS No. 142. Other intangibles represent primarily customer relationships and assembled workforce, which are being amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was adopted in 2002, the Company reviews for impairment long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such an impairment loss is then based on the fair value of the asset.

Revenue Recognition. The Company's services are entered into on either a time-and-materials or fixed-price basis. Revenues related to time-and-material contracts are recognized as the service is performed. Revenues related to fixed-price contracts that provide for highly complex information technology application development services are recognized as the service is performed using the percentage-of-completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. Revenues related to fixed-priced contracts that provide solely for application maintenance services are recognized on a straight-line basis or as services are rendered or transactions processed in accordance with contractual terms. Expenses are recorded as incurred over the contract period.

Effective July 1, 2003, the Company adopted Emerging Issues Task Force ("EITF") Consensus 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). For contracts with multiple deliverables, the Company evaluates at the inception of each new contract all deliverables in an arrangement to determine whether they represent separate units of accounting. For arrangements with multiple units of accounting, primarily fixed-price contracts that provide both application maintenance and application development service and certain application maintenance contracts, arrangement consideration is allocated among the units of accounting, where separable, based on their relative fair values and revenue is recognized for each unit of accounting based on the Company's revenue recognition policy described above. The adoption of EITF 00-21 did not have a material impact on the Company's financial position, results of operations or cash flows.

Fixed-price contracts are cancelable subject to a specified notice period. All services provided by the Company through the date of cancellation are due and payable under the contract terms. The Company issues invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Estimates of certain fixed-price contracts are subject to adjustment as a project progresses to reflect changes in expected completion costs. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. A reserve for warranty provisions under such contracts, which generally exist for ninety days past contract completion, is estimated and accrued during the contract period.

Revenues related to services performed without a signed agreement or work order are not recognized until there is evidence of an arrangement, such as when agreements or work orders are signed or payment is received; however the cost related to the performance of such work is recognized in the period the services are rendered.

For all services, revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including the price is fixed and determinable, services have been rendered and collectibility is assured.

Accounting for Stock-Based Employee Compensation Plans. In the first quarter of 2003, the Company adopted the interim disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation" (SFAS No. 148) which amends SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 148 provides alternative methods to transition for a voluntary change to fair value-based method of accounting for stock-based employee compensation and requires disclosures in annual and interim financial statements of the effects of stock-based compensation as reflected below. The Company continues to account for its stock-based employee compensation plans (as more fully described in Note 8) under the recognition and measurement principles APB No. 25. Except for approximately $488 calculated in accordance with APB No. 25 related to the retention, acceleration and extended life of Cognizant common stock options held by two former Directors of Cognizant included in Split-Off Costs and one grant in 1998 (See Note 8), no employee stock-based compensation cost is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and for the stock purchase plan the discount does not exceed 15%.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, as amended by SFAS No. 148, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

	December 31,		
	2003	2002	2001
Net income, as reported	**$57,365**	$34,562	$22,160
Add: stock-based compensation expense, net of related tax benefit, included in net income	**488**	–	–
Deduct Total stock-based compensation expense determined under the fair value method for all awards, net of related tax benefits	**15,495**	11,562	7,127
Pro forma net income	**$42,358**	$23,000	$15,033
Earnings per share:			
Basic earnings per share, as reported	**$0.92**	$0.58	$0.39
Pro forma-basic earnings pre share	**$0.68**	$0.39	$0.26
Diluted earnings per share, as reported	**$0.84**	$0.54	$0.36
Pro forma-diluted earnings per share	**$0.62**	$0.36	$0.25

The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

For purposes of pro forma disclosures only, the fair value for all Company options was estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions:

Years ended December 31,	**2003**	2002	2001
Dividend yield	0%	0%	0%
Volatility factor	45%	65%	78%
Expected life (in years):			
Options	4.0	2.9	3.0
Stock purchase plans	.25	.25	.25
Weighted average risk-free interest rate:			
Options	2.70%	2.71%	4.3%
Employee stock purchase plans	0.96%	1.60%	3.6%
Weighted average fair value:			
Options	$8.79	$6.68	$5.56
Employee stock purchase plans	$5.17	$3.23	$2.23

See Note 8 for additional information relating to the Company's stock plans.

Unbilled Accounts Receivable. Unbilled accounts receivable represent revenues on contracts to be billed, in subsequent periods, as per the terms of the related contracts.

Foreign Currency Translation. The assets and liabilities of the Company's subsidiaries other than the Company's Indian subsidiary ("Cognizant India"), are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For Cognizant India, the functional currency is the U.S. dollar, since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between Cognizant India and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain (loss) is included in other income (expense). Currency transaction gains and losses, which are included in the results of operations, are immaterial for all periods presented. Gains and losses from balance sheet translation are included in accumulated other comprehensive income (loss) on the statement of financial position.

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. The most significant estimates relate to the allowance for doubtful accounts, depreciation of fixed assets and long-lived assets, contingencies and litigation and the recognition of revenue and profits based on the percentage of completion method of accounting for applicable fixed-bid contracts, income tax expense and related deferred assets and liabilities, and purchase price allocation related to intangible and tangible assets acquired. Results could vary from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements.

Risks and Uncertainties. Principally, all of the Company's IT development centers, including a substantial majority of its employees, are located in India. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. To date, the Company has not engaged in any significant hedging transactions to mitigate its risks relating to exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local or cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash investments with high credit quality financial institutions in investment-grade, short-term debt securities and limits the amount of credit exposure to any one commercial issuer.

Income Taxes. The Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

Cognizant India is an export-oriented company, which under the Indian Income Tax Act of 1961, is entitled to claim a tax holiday for a period of ten years with respect to its export profits. Substantially all of the earnings of the Company's Indian subsidiary are attributable to export profits and are therefore currently entitled to a 100% exemption from Indian income tax. These tax holidays will begin to expire in 2004 and under current law will be completely phased out in 2009. Prior to 2002, it was management's intent to repatriate all accumulated earnings from India to the United States; accordingly, the Company has provided deferred income taxes in the amount of approximately $28,594 on all such undistributed earnings through December 31, 2001.

During the first quarter of 2002, the Company made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, the Company intends to use 2002 and future Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to APB No. 23, "Accounting for Income Taxes-Special Areas", the Company has not accrued incremental U.S. taxes on all foreign earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. As of December 31, 2003, the amount of unrepatriated Indian earnings upon which no incremental U.S. taxes have been recorded is approximately $79,525. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, the Company would accrue the applicable amount of taxes associated with such earnings. The estimated effective income tax rate for the year ended December 31, 2003 was 20.6%. This rate compares to an effective tax rate for the years ended December 31, 2002 and 2001 of 23.4% and 37.4%, respectively.

Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as it is the Company's intent to reinvest such earnings. Such income taxes are immaterial.

Earnings Per Share ("EPS"). Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes all potential dilutive common stock in the weighted average shares outstanding.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2003 presentation.

Other Recently Adopted Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 was effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 effective January 1, 2003 did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses the accounting for costs to terminate a contract that is not a capital lease, costs to consolidate facilities and relocate employees, and involuntary termination benefits under one-time benefit arrangements that are not an ongoing benefit program or an individual deferred compensation contract. A liability for contract termination costs should be recognized and measured at fair value either when the contract is terminated or when the entity ceases to use the right conveyed by the contract. A liability for one-time termination benefits should be recognized and measured at fair value at the communication date if the employee would not be retained beyond a minimum retention period (i.e., either a legal notification period or 60 days, if no legal requirement exists). For employees that will be retained beyond the minimum retention period, a liability should be accrued ratably over the future service period. The provisions of the statement were effective for disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the recognition and measurement provisions of FIN 45 beginning in the first quarter of fiscal 2003. The adoption of FIN 45 did not have a material impact on the Company's financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of FIN 46 and the consolidation requirements for variable interest entities created or acquired subsequent to January 31, 2003 became effective for financial statements issued by the Company beginning in the first quarter of 2003. For variable interest entities created or acquired prior to February 1, 2003, the consolidation requirements of FIN 46 become effective for the Company in the third quarter of 2003. The Company currently has no significant contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN 46 did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The changes are intended to result in a more complete representation of an entity's liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. This statement also requires that certain obligations that could be settled by the issuance of equity, but lack other characteristics of equity, be reported as liabilities even though the obligation does not meet the definition of a liability. The requirements of SFAS No. 150 became effective for the Company for financial instruments entered into or modified after May 31, 2003, or otherwise at the beginning of the third quarter of fiscal 2003. The adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

3. Supplemental Financial Data

Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Life (Years)	December 31, 2003	December 31, 2002
Buildings	30	**$18,475**	$17,574
Computer equipment and purchased software	3	**49,992**	33,829
Furniture and equipment	5 – 9	**3,208**	1,999
Land		**1,743**	1,705
Leasehold improvements	Over shorter of lease term or life of asset	**19,188**	8,542
Sub-total		**92,606**	63,649
Accumulated depreciation and amortization		**(34,168)**	(24,559)
Property and Equipment - Net		**$58,438**	$39,090

Depreciation and amortization expense related to property and equipment was $10,451, $7,516 and $6,368 for the years ended December 31, 2003, 2002 and 2001, respectively.

Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2003	December 31, 2002
Accrued compensation and benefits	**$ 30,092**	$ 17,907
Accrued taxes	**1,497**	–
Deferred revenue	**4,821**	5,075
Accrued professional fees	**3,623**	3,757
Accrued vacation	**5,015**	3,274
Accrued travel and entertainment	**3,674**	2,131
Other	**4,491**	2,395
Total	**$ 53,213**	$ 34,539

4. Investments

On November 24, 2003, the Company acquired the stock of Infopulse Nederland B.V. ("Infopulse"), a Netherlands-based information technology services company specializing in the banking and financial services industry for approximately $6,400 (including approximately $400 of estimated direct deal costs) of which approximately $5,400 has been paid to date. Additional purchase price, not to exceed 3.5 million Euros (approximately $4,200), payable in 2006 is contingent on Infopulse achieving certain revenue and operating income targets for the 24-month period ending December 31, 2005. This acquisition will allow the Company to improve its service capabilities in the Benelux region by adding local client partners, industry expertise and local language capability.

On April 1, 2003, the Company acquired the U.S-based company of ACES International, Inc. ("ACES"), that specializes in Customer Relationship Management solutions, serving clients in healthcare, financial services and telecommunications verticals, for approximately $4,700 (including approximately $500 of estimated direct deal costs).

The Company has accounted for the acquisitions of Infopulse and ACES as business combinations under the provisions of SFAS No. 141, "Business Combinations." In accordance with the provisions of SFAS No. 142, the Company has made preliminary allocations of the respective purchase prices to the tangible and intangible assets and liabilities acquired, pending the completion of independent appraisals when additional information concerning asset and liability valuations is finalized. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analysis. Revisions to the fair values will be recorded by the Company as further adjustments to the purchase price allocations. The Infopulse and ACES assets acquired and liabilities assumed have been included in the European segment and North American segment, respectively (see Note 12). The operating results of ACES and Infopulse have been included in the consolidated financial statements of the Company, effective April 1, 2003 and November 24, 2003, respectively.

The Company recorded approximately $3,600 of goodwill and $5,100 of intangible assets, principally customer relationships, in connection with the 2003 acquisitions. (See Note 5.) Amortization of $98 related to the acquisition of amortizable intangible assets of Infopulse and ACES has been included in the accompanying consolidated statements of operations for year ended December 31, 2003.

On June 30, 2002, Cognizant Technology Solutions Ireland Limited ("Cognizant Ireland"), a newly formed wholly-owned subsidiary of the Company, purchased certain assets and assumed certain liabilities from UnitedHealthcare Ireland Limited ("UHCI"), a subsidiary of UnitedHealth Group, for $3,043 (including approximately $143 of direct deal costs). In accordance with SFAS No. 142, this transaction was determined to be an acquisition of assets, not a business combination. UHCI previously provided, and will continue to provide through Cognizant Ireland, application development and maintenance services, using the existing staff of approximately 70 software professionals.

On October 29, 2002, the Company completed the transfer of Silverline Technologies, Inc.'s ("Silverline") practice, which serviced a major financial services company to the Company for $10,424 (including approximately $620 of direct deal costs). In accordance with SFAS No. 142, this transaction was determined to be an acquisition of assets, not a business combination.

Under the terms of the transfer, the Company provides application design, development and maintenance services to such major financial services company through an acquired workforce of approximately 300 IT and support professionals located primarily in the United States and India.

In accordance with SFAS No. 142, the Company has allocated, based upon independent appraisals, the respective purchase prices to the UHCI and Silverline tangible and intangible assets and liabilities acquired. The UHCI and Silverline assets acquired have been included in the European and North American segments, respectively, (See Note 12). The operating results of Cognizant Ireland and Silverline have been included in the consolidated financial statements of the Company effective July 1 and October 29, 2002, respectively.

The Company recorded intangible assets of approximately $13,200 in connection with the 2002 acquisitions. (See Note 5.)

The operating results of Infopulse, ACES, UHCI and Silverline, for the periods included indicated above, were not material to the consolidated operating results of the Company for the years ended December 31, 2003 and 2002.

In June 2000, the Company announced a strategic relationship with Trident Capital, a leading venture capital firm, to jointly invest in emerging e-business service and technology companies. In accordance with this strategy, the Company invested $1,955 in Questra Corporation ("Questra"), an e-business software and consulting firm headquartered in Rochester, New York, in return for a 5.8% equity interest. Trident Capital also independently made a direct investment in Questra. This investment was being accounted for under the cost basis of accounting.

In the fourth quarter of 2001, Questra issued Preferred B shares in exchange for $19 million of venture capital financing. Since the Company did not participate, its ownership interest in Preferred A shares was reduced from 5.8% to 2.1%. Based on the implied fair value of Questra, as measured by the latest round of financing, and considering the preferential liquidation rights that the Preferred B shareholders received, the Company concluded that it will not recover its investment in Questra and recorded an impairment loss of $1,955, in the fourth quarter of 2001, to recognize the other than temporary decline in value of its investment.

5. Goodwill and Intangible Assets, net

Changes in goodwill for the year ended December 31, 2003 are as follows:

Balance as of January 1, 2003:	$ 878
ACES acquisition	3,599
Balance as of December 31, 2003	$ 4,477

No impairment losses were recognized during 2003. There were no changes to goodwill during the year ended December 31, 2002. Goodwill primarily relates to the Company's North American business segment.

Components of intangible assets are as follows:

	2003	2002	Weighted Average Life
Intangibles:			
Customer Relationships	**$17,061**	$12,092	10 years
Backlog	**120**	–	1.8 years
Assembled Workforce	**1,106**	1,104	5-8 years
	18,287	13,196	
Less: accumulated amortization	**(1,851)**	(326)	
Intangible assets, net	**$16,436**	$12,870	

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles totaled $1,485 for 2003, $326 for 2002, and $0 for 2001. Estimated amortization expenses of the Company's existing intangible assets for the next five years are as follows:

Year	Amount
2004	$1,899
2005	1,838
2006	1,833
2007	1,813
2008	1,794

6. Employee Benefits

The Company has a 401(k) savings plan which allows eligible U.S. employees of the Company to contribute a percentage of their compensation into the plan and the Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the matching contribution was $642, $479 and $351 for the years ended December 31, 2003 and 2002 and 2001, respectively.

Certain of the Company's employees participate in IMS Health's defined benefit pension plan and a defined contribution plan in the United Kingdom and Ireland sponsored by the Company. The costs to the Company recognized as postretirement benefit costs and related liabilities were not material to the Company's results of operations or financial position for the years presented.

Cognizant India maintains an employee benefit plans that covers substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to 12% of their base compensation, which is matched by an equal contribution by Cognizant India. Contribution expense recognized was $1,310, $928 and $790 for the years ended December 31, 2003, 2002 and 2001, respectively.

Cognizant India also maintains a statutory gratuity plan that is a statutory post-employment benefit plan providing defined lump sum benefits. Cognizant India makes annual contributions to an employees' gratuity fund established with a government-owned insurance corporation to fund a portion of the estimated obligation. The Company estimates its obligation based upon employees' salary and years of service. Contribution expense recognized by the Company was $1,112, $752 and $902 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company does not offer any defined benefit plans to its employees.

7. Income Taxes

Income before provision for income taxes consisted of the following for years ended December 31:

	2003	2002	2001
U.S.	**$ 17,516**	$ 11,892	$ 7,236
Non-U.S.	**54,715**	33,199	28,163
Total	**$ 72,231**	$ 45,091	$ 35,399

The provision (benefit) for income taxes consists of the following for the years ended December 31:

	2003	2002	2001
U.S. Federal and state:			
Current	**$ 8,690**	$ 6,292	$ 2,986
Deferred	**4,355**	1,565	8,620
Total U.S. Federal and state	**13,045**	7,857	11,606
Non-U.S.:			
Current	**1,942**	2,432	1,466
Deferred	**(121)**	240	167
Total non-U.S.	**1,821**	2,672	1,633
Total	**$ 14,866**	$ 10,529	$ 13,239

The following table sets forth the significant differences between the U.S. Federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes:

	2003	2002	2001
Tax expense at U.S. Federal statutory rate	**$ 25,281**	$ 15,782	$ 12,390
State and local income taxes, net of Federal benefit	**1,354**	867	361
Non-deductible goodwill amortization	**–**	–	111
Rate differential on foreign earnings	**(16,124)**	(7,544)	–
Other	**4,355**	1,424	377
Total income taxes	**$ 14,866**	$ 10,529	$ 13,239

The Company's deferred tax assets (liabilities) are comprised of the following at December 31:

	2003	2002
Deferred tax assets:		
Timing differences	**$ 4,711**	$ 430
Net deferred tax assets	**4,711**	430
Deferred tax liabilities:		
Undistributed Indian income	**(28,594)**	(24,935)
Total deferred tax liabilities	**(28,594)**	(24,935)
Net deferred tax liability	**$ (23,883)**	$ (24,505)

Cognizant has generated net operating losses for U.S. tax purposes of approximately $26.4 million. These losses have an expiration date for Federal purposes through December 31, 2023. For state purposes, the date of expiration varies but will generally be less than or equal to the Federal expiration period.

Cognizant's Indian subsidiary, Cognizant India, is an export-oriented company, which, under the Indian Income Tax Act of 1961 is entitled to claim tax holidays for a period of ten years with respect to its export profits. Substantially all of the earnings of Cognizant India are attributable to export profits and are therefore currently entitled to a 100% exemption from Indian income tax. These tax holidays will begin to expire in 2004 and under current law will be completely phased out by March of 2009. In 2003 and 2002, the effect of the income tax holiday was to reduce the overall income tax provision and increase net income by approximately $12,423 and $7,683, respectively, and increase diluted EPS by $0.18 and $0.12, respectively. In 2001, there was no impact on the Company's overall income tax provision, net income or diluted EPS because, prior to 2002, the Company was providing deferred income taxes on such untaxed Indian earnings due to its intent to repatriate all accumulated earnings from India to the United States. Cognizant has provided deferred income taxes in the amount of approximately $28,594 on all such undistributed earnings. During the first quarter of 2002, Cognizant made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, Cognizant intends to use 2002 and future Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to APB No. 23, Cognizant no longer accrues incremental U.S. taxes on all foreign earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. As of December 31, 2003, the amount of unrepatriated Indian earnings upon which no incremental U.S. taxes has been recorded is approximately $79,525. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, Cognizant will accrue the applicable amount of taxes associated with such earnings. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation.

Effective April 1, 2003, the government of India passed various tax law changes which affected the way in which our earnings are taxed in India. The tax exemption for export earnings was restored to 100% from 90%. The surtax was reduced, decreasing the effective rate from 36.75% to 35.875% for income that is subject to tax, the corporate level tax on the payment of dividends was restored and the withholding tax on dividends was repealed.

The lower effective income tax rate of 20.6% for the year ended December 31, 2003 as compared to 23.4% for the year ended December 31, 2002, is principally attributed to the reduction in the surtax and the restoration of the 100% exemption on export earnings in India, both effective April 1, 2003.

Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as it is the Company's intent to reinvest such earnings. Such income taxes are immaterial.

8. Employee Stock-Based Compensation Plans

The Key Employees Stock Option Plan provides for the grant of up to 4,192,500 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible employees. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. These options have a life of ten years, vest proportionally over four years and have an exercise price equal to the fair market value of the common stock on the grant date.

The Non-Employee Directors' Stock Option Plan provides for the grant of up to 429,000 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible directors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. These options have a life of ten years, vest proportionally over two years and have an exercise price equal to the fair market value of the common stock on the grant date.

In March 1998, the Company granted non-qualified stock options to purchase an aggregate of 292,500 shares of Class A common stock to Cognizant's Chairman and Chief Executive Officer at an exercise price of $4.61 per share, an amount less than the then fair market value of the underlying shares on the date of the grant. The Company has recorded the related compensation expense over the vesting period of these options.

The 1999 Incentive Compensation Plan provides for the grant of up to 18,000,000 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible employees, nonemployee Directors and independent contractors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. All options have a life of ten years, vest proportionally over four years, unless specified otherwise, and have an exercise price equal to the fair market value of the common stock on the date of grant.

The Employee Stock Purchase Plan (the "Purchase Plan") provides for the issuance of up to 2,400,000 shares of Class A common stock to eligible employees. The Purchase Plan provides for eligible employees to designate in advance of specified purchase periods a percentage of compensation to be withheld from their pay and applied toward the purchase of such number of whole shares of Class A common stock as can be purchased at a price of 90% of the lesser of (a) the fair market value of a share of Class A common stock on the first date of the purchase period; or (b) the fair market value of a share of Class A common stock on the last date of the purchase period. No employee can purchase more than $25 worth of stock annually, and no stock can be purchased by any person which would result in the purchaser owning more than five percent or more of the total combined voting power or value of all classes of stock of the Company. In accordance with APB No. 25, no compensation expense was recorded in connection with the purchase of shares by employees.

During the year ended December 31, 2003, approximately 98,000 shares of Class A common stock were purchased by employees under the Purchase Plan. At December 31, 2003, there were approximately 2,028,000 shares available for future issuance under the Purchase Plan.

A summary of the Company's stock option activity, and related information is as follows as of December 31, 2003, 2002 and 2001:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**11,428,653**	**$ 9.67**	12,916,623	$ 8.03	11,043,936	$ 6.30
Granted, 1999 Incentive Comp. Plan	**4,470,300**	**$22.98**	2,077,500	$15.07	4,624,800	$10.57
Exercised	**(2,978,988)**	**$ 7.35**	(3,112,770)	$ 6.08	(1,998,057)	$ 2.57
Cancelled	**(447,550)**	**$15.40**	(444,000)	$12.14	(715,056)	$12.52
Expired	**(750)**	**$13.56**	(8,700)	$14.44	(39,000)	$17.90
Outstanding - end of year	**12,471,665**	**$14.79**	11,428,653	$ 9.67	12,916,623	$ 8.03
Exercisable - end of year	**4,001,790**	**$ 8.74**	3,643,734	$ 6.84	3,577,530	$ 4.66

At December 31, 2003, 1,165,768 options (each option exercisable into one (1) share of the Company's Class A common stock) were available for future issuance under the Company's option plans.

The following summarizes information about the Company's stock options outstanding and exercisable by price range at December 31, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$0.64 - $0.64	290,050	3.6 Years	$ 0.64	290,050	$ 0.64
$1.15 - $1.67	74,340	4.2 Years	$ 1.59	74,340	$ 1.59
$2.69 - $3.92	86,450	5.4 Years	$ 3.81	86,450	$ 3.81
$4.07 - $5.10	1,074,640	5.4 Years	$ 4.15	1,074,640	$ 4.15
$6.93 - $10.31	2,457,246	7.3 Years	$ 9.38	807,096	$ 9.40
$10.50 - $15.17	2,821,637	7.2 Years	$ 11.91	1,238,387	$ 11.76
$15.97 - $23.26	4,906,402	8.9 Years	$ 19.40	430,827	$ 17.95
$25.07 - $36.50	512,100	9.7 Years	$ 32.82	0	$ -
$40.00 - $43.16	248,800	9.9 Years	$ 42.84	0	$ -
Total	12,471,665	7.8 Years	$ 14.79	4,001,790	$ 8.74

Compensation cost recognized by the Company under APB No. 25 was $488, $0 and $11 for 2003, 2002 and 2001, respectively.

9. Related Party Transactions and Transactions with Affiliates

Revenues. The Company and IMS Health have entered into Master Services Agreements pursuant to which the Company provides certain IT services to IMS Health. As a result of the Split-Off, IMS Health is no longer a related party to the Company as of the Split-Off Date. Accordingly, revenues from IMS Health subsequent to the Split-Off Date are classified as third party revenues. The Company recognized related party revenues from IMS Health totaling $2,575, $20,429, and $18,809 in 2003, 2002 and 2001, respectively. Total revenues from IMS Health during 2003, including related party revenues prior to the Split-Off Date, were approximately $22,675.

Services. IMS Health provides the Company with certain administrative services, including payroll and payables processing, under the provisions of an amended and restated Intercompany Services Agreement entered into in connection with the Split-Off. In prior periods, IMS Health permitted the Company to participate in certain of IMS Health's business insurance plans and provided certain other services such as tax planning and compliance, which have since been transitioned to the Company. Total costs charged in connection with these services during the period January 1 through the Split-Off Date, in 2002 and 2001 were $28, $656 and $440, respectively.

In December 2001, the Company paid IMS Health a one-time fee of approximately $825 under an alliance agreement in which the Company was named "vendor of choice" for IT services to the pharmaceutical industry.

The Company has a strategic relationship with The Trizetto Group Inc. ("Trizetto") that includes helping its healthcare customers integrate Trizetto's products with their existing information systems and, within Trizetto, supporting further development of these software applications. As of the Split-Off Date, IMS Health owned approximately 26.4% of the outstanding common stock of Trizetto. The Company recorded revenues from Trizetto of approximately $831 from January 1, 2003 through the Split-Off Date, $2,577 in 2002 and $401 in 2001. The Company recorded expenses related to Trizetto commissions of approximately $9 from January 1, 2003 through the Split-Off Date, $697 in 2002 and $1,012 in 2001.

Pension Plans. Certain U.S. employees of the Company participated in IMS Health's defined benefit pension plans. The plans are cash balance pension plans under which six percent of creditable compensation plus interest is credited to the employee's retirement account on a monthly basis. The cash balance earns monthly investment credits based on the 30-year Treasury bond yield. At the time of retirement, the vested employee's account balance is actuarially converted into an annuity. The Company's cost for these plans is included in the allocation of expense from IMS Health for employee benefits plans.

10. Commitments

The Company leases office space and equipment under operating leases, which expire at various dates through the year 2032. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2003 are as follows:

2004	$	5,573
2005		4,484
2006		2,229
2007		1,296
2008		1,126
Thereafter		996
Total minimum lease payments	$	15,704

Rental expense totaled $7,782, $5,201 and $3,175 for years ended December 31, 2003, 2002 and 2001, respectively.

On December 22, 2003, the Company announced building plans for three additional fully-owned development centers containing over 600,000 square feet of space in Chennai, Bangalore and Pune. Total costs related to this program are estimated to be approximately $42.5 million. As of December 31, 2003, the Company has not entered into any significant fixed commitments related to this capital expansion program.

11. Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, many of the Company's engagements involve projects that are critical to the operations of its customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to contractually limit its liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering its software development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. Although the Company has general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would have a material adverse effect on the Company's business, results of operations and financial condition.

The Company entered into a Distribution Agreement, dated January 7, 2003, with IMS Health (the "Distribution Agreement"), that provides, among other things, that IMS Health and the Company will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. In addition, pursuant to the Distribution Agreement, the Company indemnified IMS Health for any tax liability to which they may be subject as a result of the exchange offer but only to the extent that such tax liability resulted solely from a breach in the representations of the Company made to and were relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. If the Company breaches any of its representations in connection with the Distribution Agreement, the related indemnification liability could be material to the Company's results of operations, financial position and cash flows.

12. Segment Information

The Company, operating globally, provides IT services for medium and large businesses. North American operations consist primarily of IT services in the United States and Canada. European operations consist of IT services principally in the United Kingdom, The Netherlands and Ireland. Asian operations consist of IT services principally in India, Singapore, Japan and Australia. The Company is managed on a geographic basis. Accordingly, regional sales managers, sales managers, account managers, project teams and facilities are segmented geographically and decisions by the Company's chief operating decision maker regarding the allocation of assets and assessment of performance are based on such geographic segmentation.

In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," information about the Company's operations and total assets in North America, Europe and Asia for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Revenues[(1)(1a)]			
North America[(2)]	**$325,337**	$199,605	$151,933
Europe[(3)]	**40,160**	27,886	24,221
Asia	**2,734**	1,595	1,624
Consolidated	**$368,231**	$229,086	$177,778
Operating income[(1)]			
North America[(2)]	**$ 63,888**	$ 39,380	$ 30,435
Europe[(3)]	**7,887**	5,503	4,860
Asia	**537**	315	325
Consolidated	**$ 72,312**	$ 45,198	$ 35,620
Identifiable assets			
North America[(2)]	**$203,168**	$133,418	$ 88,328
Europe[(4)]	**26,045**	12,972	5,322
Asia	**131,376**	85,083	51,333
Consolidated	**$360,589**	$231,473	$144,983

(1) Revenues and resulting operating income are attributed to regions based upon customer location.
(1a) Application development and integration services represented approximately 41.2%, 42.7% and 48.2% of revenues in 2003, 2002 and 2001, respectively. Application maintenance services accounted for 58.8%, 57.3% and 51.8% of revenues in 2003, 2002, and 2001, respectively.
(2) Substantially all relates to operations in the United States.
(3) Includes revenue from operations in the United Kingdom of $37,323, $25,785 and $19,895 in 2003, 2002 and 2001, respectively.
(4) Includes identifiable assets in the United Kingdom of $12,972, $9,610 and $5,269 in 2003, 2002 and 2001, respectively.

One customer, JP Morgan Chase, accounted for 10.1% of revenues in 2003. No third party customer accounted for revenues in excess of 10% of revenues in 2002 and 2001.

13. Quarterly Financial Data (Unaudited)

Summarized quarterly results for the two years ended December 31, 2003 are as follows:

	Three Months Ended				
2003	March 31	June 30	Sept. 30	Dec.31	Full Year
Operating Revenue	$74,516	$87,446	$98,111	$108,158	$368,231
Gross Profit	$33,557	$40,247	$45,143	$49,560	$168,507
Income from Operations	$14,524	$17,128	$19,274	$21,386	$72,312
Net Income	$10,178[(1)]	$13,502	$15,960	$17,725	$57,365[(1)]
Basic EPS	$0.17	$0.22	$0.25	$0.28	$0.92
Diluted EPS	$0.15	$0.20	$0.23	$0.25	$0.84[(2)]

	Three Months Ended				
2002	March 31	June 30	Sept. 30	Dec. 31	Full Year
Operating Revenue	$46,484	$54,358	$61,233	$67,011	$229,086
Gross Profit	$22,295	$25,010	$28,263	$30,817	$106,385
Income from Operations	$9,146	$10,702	$12,108	$13,242	$45,198
Net Income	$7,109	$8,647	$9,667	$9,139[(1)]	$34,562[(1)]
Basic EPS	$0.12	$0.15	$0.16	$0.15	$0.58
Diluted EPS	$0.12	$0.14	$0.15	$0.14	$0.54[(2)]

(1) Includes split-off costs of approximately $2,000 and $1,700, net of tax, in the first quarter of 2003 and the fourth quarter of 2002, respectively.
(2) The sum of the quarterly diluted EPS does not equal full year EPS due to rounding.

14. Subsequent Event (Unaudited)

On April 12, 2004, the Board of Directors declared a conditional two-for-one stock split effected by a 100% stock dividend payable on or about June 17, 2004 to stockholders of record as of May 27, 2004. The stock split is subject to stockholder approval at the May 26, 2004 annual meeting of stockholders of an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized Class A common shares.

The following table sets forth our selected consolidated historical financial data as of the dates and for the periods indicated. Our selected consolidated financial data set forth below as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 has been derived from the audited financial statements included elsewhere herein. Our selected consolidated financial data set forth below as of December 31, 1999, 2000 and 2001 and for each of the years ended December 31, 1999 and 2000 are derived from the audited financial statements not included elsewhere herein. Our selected consolidated financial information for 2001, 2002 and 2003 should be read in conjunction with the Consolidated Financial Statements and the Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Annual Report.

	Year Ended December 31,				
(in thousands, except per share data)	1999	2000	2001	2002	**2003**
Consolidated Statement of Operations Data:					
Revenues	$ 74,084	$ 122,758	$ 158,969	$ 208,657	**$ 365,656**
Revenues - related party	14,820	14,273	18,809	20,429	**2,575**
Total revenues	88,904	137,031	177,778	229,086	**368,231**
Cost of revenues	46,161	70,437	90,848	122,701	**199,724**
Gross profit	42,743	66,594	86,930	106,385	**168,507**
Selling, general and administrative expenses	23,061	35,959	44,942	53,345	**84,259**
Depreciation and amortization expense	3,037	4,507	6,368	7,842	**11,936**
Income from operations	16,645	26,128	35,620	45,198	**72,312**
Other income (expense):					
Interest income	1,263	2,649	2,501	1,808	**2,128**
Split-off costs	–	–	–	(1,680)	**(2,010)**
Impairment loss on investment	–	–	(1,955)	–	**–**
Other income (expense) - net	37	(530)	(767)	(235)	**(199)**
Total other income (expense)	1,300	2,119	(221)	(107)	**(81)**
Income before provision for income taxes	17,945	28,247	35,399	45,091	**72,231**
Provision for income taxes	(6,711)	(10,564)	(13,239)	(10,529)	**(14,866)**
Net income	$ 11,234	$ 17,683	$ 22,160	$ 34,562	**$ 57,365**
Basic earnings per share	$ 0.20	$ 0.32	$ 0.39	$ 0.58	**$ 0.92**
Diluted earnings per share	$ 0.19	$ 0.29	$ 0.36	$ 0.54	**$ 0.84**
Weighted average number of common shares outstanding	55,026	55,695	57,051	59,241	**62,505**
Weighted average number of common shares and stock options outstanding	58,246	60,767	61,113	63,693	**67,907**
Consolidated Statement of Financial Position Data:					
Cash and cash equivalents	$ 42,641	$ 61,976	$ 84,977	$ 126,111	**$ 194,221**
Working capital	43,507	61,501	95,637	134,347	**215,861**
Total assets	69,026	109,540	144,983	231,473	**360,589**
Due to related party	–	8	–	–	**–**
Stockholders' equity	45,461	66,116	98,792	165,481	**274,070**

Directors

John Klein [1] [2] [3]
Chairman of the Board of
Cognizant Technology Solutions,
President and
Chief Executive Officer
Polarex, Inc.

Robert W. Howe [1] [2] [3]
Chairman
ADS Financial Services Solutions

Venetia Kontogouris [3]
Managing Director
Trident Capital

Robert E. Weissman [1] [3]
Chairman
Shelburne Investments

Thomas M. Wendel [2] [3]
Former Chief Executive Officer
Bridge Information Systems

Board Committees:
(1) Compensation Committee
(2) Audit Committee
(3) Nominating and Corporate Governance Committee

Executive Officers

Lakshmi Narayanan
President and
Chief Executive Officer

Francisco D'Souza
Chief Operating Officer

Gordon J. Coburn
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Ramakrishnan Chandrasekaran
Executive Vice President and
Managing Director

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
1.800.937.5449

Independent Auditors

PricewaterhouseCoopers L.L.P.
1301 Avenue of the Americas
New York, NY 10019

Form 10-K

The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. Many of the SEC's 10-K information requirements are satisfied by this 2003 Annual Report to Shareholders. However, a copy of the Form 10-K is available without charge upon request by contacting Investor Relations at the address or phone number listed below.

Common Stock Information

The Company's Class A common stock (CTSH) is listed on the Nasdaq National Market.

Trading for the Company's Class A common stock began June 19, 1998. As of April 2, 2004, there were approximately 289 holders of record of the Company's Class A common stock and 20,799 beneficial holders of the Company's Class A common stock.

The Company has never paid dividends on its Class A or Class B common stock and does not anticipate paying any cash dividends in the foreseeable future. The following table sets forth the high and low sales price for the Company's Class A common stock for the calendar periods indicated, as adjusted for the Company's 3 for 1 stock split.

Fiscal 2003	High	Low
1st Quarter	$ 24.08	$ 18.77
2nd Quarter	$ 25.20	$ 17.49
3rd Quarter	$ 40.80	$ 25.07
4th Quarter	$ 48.40	$ 37.18

Fiscal 2002	High	Low
1st Quarter	$ 14.03	$ 11.00
2nd Quarter	$ 18.07	$ 12.57
3rd Quarter	$ 21.23	$ 16.16
4th Quarter	$ 25.22	$ 16.00

Executive Offices

500 Glenpointe Centre West
Teaneck, NJ 07666
Phone: 201.801.0233
Fax: 201.801.0243

Annual Meeting

The Company's annual meeting for shareholders will be held at 10:00 am on May 26, 2004 at the Company's headquarters, 500 Glenpointe Centre West, Teaneck, New Jersey 07666

Legal Counsel

Hale and Dorr LLP
Counselors at Law
650 College Road East
Princeton, NJ 08540

Internet

Additional company information is available on the World Wide Web: http://www.cognizant.com

Investor Relations

Requests for financial information should be sent to:
Gordon J. Coburn
Chief Financial Officer
Cognizant Technology Solutions
500 Glenpointe Centre West
Teaneck, NJ 07666
Phone: 201.801.0233



Cognizant
Technology
Solutions

World Headquarters
500 Glenpointe Centre West
Teaneck, New Jersey 07666
phone: 201.801.0233
fax: 201.801.0243
toll free: 1.888.937.3277
www.cognizant.com